Votorantim Celulose e Papel S.A.

Condensed Consolidated Interim
Financial Information

For the Three and Six-month Periods
Ended June 30, 2004 and 2003

and Report of Independent Accountants

Index to Condensed Consolidated Interim Financial Statements Page

Report of Independent Accountants

Condensed Consolidated Interim Balance Sheet

Condensed Consolidated Interim Statement of Income

Condensed Consolidated Interim Statement of Cash Flows

Notes to the Condensed Consolidated Interim Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Votorantim Celulose e Papel S.A.

We have reviewed the accompanying condensed consolidated balance sheet of Votorantim Celulose e Papel S.A. and its subsidiaries (the "Company") as of June 30, 2004, and the related condensed consolidated statements of income for each of the three-month and six-month periods ended June 30, 2004 and June 30, 2003 and the condensed consolidated statement of cash flows for the three-month and six-month periods ended June 30, 2004 and June 30, 2003. This interim financial information is the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2003, and the related consolidated statement of income, and of cash flows for the year then ended (not presented herein), and in our report dated January 20, 2004 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers Auditores Independentes	São Paulo, Brazil July 15, 2004

Condensed Consolidated Interim Balance Sheet

Expressed in millions of United States dollars, except number of shares

Assets	June 30, 2004	December 31, 2003

	(Unaudited)

Current assets

Cash and cash equivalents	259	290
Held-to-maturity investments	92	106
Trade accounts receivable, net	153	151
Inventories	96	97
Recoverable taxes	37	35
Other	12	11

	649	690

Investment in affiliates and goodwill	248	245
Property, plant and equipment, net	1,173	1,202

	1,421	1,447

Other assets
Held-to-maturity investments	204	197
Unrealized gains from foreign currency and interest rate swaps	69	51
Deferred income tax	32	26
Other	53	57

	358	331

Total assets

	2,428	2,468

Liabilities and shareholders' equity	June 30, 2004	December 31, 2003
	(Unaudited)

Current liabilities
Trade payable	49	36
Short-term debt	44	48
Current portion of long-term debt	349	431
Payroll, profit sharing and related charges	12	13
Income taxes	11	8
Other	27	24

	492	560

Long-term liabilities

Long-term debt	688	667
Accrued liabilities for legal proceedings	65	56

	753	723

Commitments and contingencies (Note 12)

Shareholders' equity
Preferred shares, no par value, 56,000,000,000 shares
authorized, 17,182,209,232 shares issued	553	553
Common shares, no par value, 28,000,000,000 shares
authorized, 21,140,490,321 shares issued	767	767
Additional paid in capital	29	29
Treasury shares, at cost -2004 54,340,000 shares; 2003 - 1,580,000 shares	(3)	(1)
Appropriated retained earnings	48	46
Unappropriated retained earnings	862	773
Accumulated other comprehensive deficit
Net unrealized loss on available-for-sale securities of affiliates	(1)	(1)
Cumulative translation adjustment	(1,072)	(981)

	1,183	1,185

Total liabilities and shareholders' equity

	2,428	2,468

The accompanying notes are an integral part of the condensed consolidated financial information.

Condensed Consolidated Interim Statement of Income

Expressed in millions of United States dollars, except number of shares (Unaudited)

	Three-month period ended June 30		Six-month period ended June 30
	2004	2003	2004	2003

Net operating revenue
Domestic sales: (net of sales taxes: three months ended June 2004-US$ 23, 2003-US$ 31; six months ended June 2004-US$ 49, 2003-US$ 54)	122	111	234	210
Export sales: (including related party sales: three months ended June 2003-US$ 10; six months ended June 2003-US$ 58)	126	85	261	166

	248	196	495	376

Operating costs and expenses
Cost of sales	123	98	247	187
Selling and marketing	28	19	58	35
General and administrative	9	8	17	14
Other operating expenses, net	1	2	2	9

	161	127	324	245

Operating income	87	69	171	131

Non-operating income (expense)
Financial income	8	15	20	30
Financial expense	(19)	(17)	(35)	(33)
Foreign exchange gain (loss) and unrealized gain (loss) on swaps, net	2	(3)	5	(7)

	(9)	(5)	(10)	(10)

Income before taxes on income and equity in affiliates	78	64	161	121
Income tax expense
Current	(9)	(8)	(19)	(14)
Deferred	5	2	5	3

	(4)	(6)	(14)	(11)

Income before equity in affiliates	74	58	147	110
Equity income of affiliates	11	-	18	7

Net income	85	58	165	117

Net income applicable to preferred stock	45	27	87	55
Net income applicable to common stock	40	31	78	62

Net income	85	58	165	117

Basic and diluted earnings per ADS - in U.S. dollars
(1 ADS: 500 preferred shares)
Preferred	1.16	0.80	2.27	1.62
Common	1.06	0.73	2.07	1.47

Basic and diluted earnings per 1,000 shares - in U.S. dollars
Preferred	2.34	1.60	4.55	3.23
Common	2.12	1.45	4.13	2.93

Weighted average number of shares outstanding (thousand)
Preferred	17,145,458	17,069,828	17,145,458	17,069,828
Common	21,140,490	21,140,490	21,140,490	21,140,490

 The accompanying notes are an integral part of the condensed consolidated financial information.

Condensed Consolidated Interim Statement of Cash Flows

Expressed in millions of United States dollars (Unaudited)

	Three-month period ended June 30		Six-month period ended June 30
	2004	2003	2004	2003

Cash flows from operating activities
Net income	85	58	165	117
Adjustments to reconcile net income to cash provided by
operating activities
Foreign exchange (gain) loss, net	(2)	3	(5)	7
Equity in earnings of affiliates	(11)	-	(18)	(7)
Deferred income tax	(5)	(2)	(5)	(3)
Depreciation and depletion	20	19	42	34
Loss on disposal of property, plant and equipment	1	-	2	1
Decrease increase in assets
Trade accounts receivable	(7)	30	(4)	17
Inventories	(4)	(24)	(6)	(22)
Other assets	(13)	(2)	(23)	(17)
Increase (decrease) in liabilities	15	(12)	36	(4)

Net cash provided by operating activities	79	70	184	123

Cash flows from investing activities
Purchases of held-to-maturity investments, net	17	48	19	42
Dividends received	14	13	14	13
Acquisition of property, plant and equipment, net	(59)	(41)	(100)	(82)

Net cash used in investing activities	(28)	20	(67)	(27)

Cash flows from financing activities
Short-term debt	(22)	(36)	(9)	(18)
Long-term debt
Issuances	121	110	193	214
Repayments	(117)	(79)	(232)	(208)
Sales (acquisition) of treasury shares	(3)	-	(3)	1
Dividends paid	(77)	(40)	(77)	(40)

Net cash used in financing activities	(98)	(45)	(128)	(51)

Effect of exchange rate changes on cash and cash
Equivalents	(19)	16	(20)	19

Net increase (decrease) in cash and cash equivalents	(66)	61	(31)	64

Cash and cash equivalents at beginning of period	325	93	290	90

Cash and cash equivalents at end of period	259	154	259	154

  The accompanying notes are an integral part of the condensed consolidated financial information.

Supplemental cash flow information

	Three-month period		Six-month period
	ended June 30		ended June 30

	2004	2003	2004	2003
Cash paid during the year for
Income tax	6	7	15	13
Interest	19	19	31	30
Cash flows from financing activities
Third parties long-term debt
Issuances	121	108	147	209
Repayments	(109)	(77)	(218)	(203)
Related parties long-term debt
Issuances	-	2	46	5
Repayments	(8)	(2)	(14)	(5)

Total
Issuances	121	110	193	214
Repayments	(117)	(79)	(232)	(208)

Notes to the Condensed Consolidated Interim Financial Information

Expressed in millions of United States dollars, unless otherwise stated (Unaudited)

1 Our Business

Votorantim Celulose e Papel S.A. and its subsidiaries ("VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of São Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced,and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

2 Condensed Accounting Policies

(a) Basis of presentation and translation

The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The condensed consolidated financial information as at and for the six-month periods ended June 30, 2004 and 2003 are unaudited. This condensed financial information includes all adjustments consisting of normal recurring adjustments which, in the opinion of our management, are necessary for a fair presentation of our consolidated financial position, results of operations and cash flows for the interim periods presented.

The condensed financial information should be read in conjunction with our financial statements prepared for the year ended December 31, 2003. Our results for the six-months period ended June 30, 2004 are not necessarily indicative of the results be reported by us for the entire year ending December 31, 2004.

The accounting policies adopted in preparing this unaudited financial information are consistent with those used by us in the preparation of our audited financial statements for the year ended December 31, 2003.

Our balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries: VCP Exportadora e Participações S.A., VCP Florestal Ltda, St. Helen Holding III B.V., Normus Emprendimentos e Participações Ltda, Newark Financial Inc. and VCP Overseas Holding KFT, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee, Aracruz Celulose S.A. ("Aracruz"), in which we acquired interest during 2001 and our 50 percent owned equity investees, Voto - Votorantim Overseas Trading Operations N.V. ("VOTO") and Voto - Votorantim Overseas Trading Operations II Limited. ("VOTO II") respectively, are accounted for using the equity method.

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real - R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (June 30, 2004 - R$ 3.1075: US$ 1.00; December 31, 2003 - R$ 2.8892: US$ 1.00), and all accounts in the statement of income and cash flows at the average rates of exchange in effect during the period (June 30, 2004 - R$ 3.1291: US$ 1.00; June 30, 2003 - R$ 3.2387: US$ 1.00). The translation adjustments are made directly to the cumulative translation adjustment ("CTA") account in shareholders' equity.

(b) Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Shipping and handling costs are charged to selling and marketing expenses and totaled approximately US$ 16 and US$ 14 in the three months ended June 30, 2004 and 2003, respectively, and US$ 32 and US$ 23 in the six months ended June 30, 2004 and 2003, respectively.

(c) Recoverability of our long-lived assets

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable largely independent future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS no. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

An impairment provision was determined in the fourth quarter of 2002 based on the market price of US$ 18.56 for the Aracruz ADRs held on December 31, 2002 of US$ 136 (gross of deferred income tax effects of US$ 46) which was charged directly to income. On June 30, 2004, the market price for the Aracruz ADRs was US$32.66.

(d) Derivative financial instruments

As of January 1, 2001, we adopted SFAS no. 133, "Accounting for Derivative Instruments and Hedging Activities" and its amendments. As a result of adoption of SFAS no. 133, we recognize our foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income.

3 Inventories

	June 30, 2004	December 31, 2003
	(Unaudited)

Finished products	46	51
Work in process	6	6
Raw materials and supplies	41	38
Imports in transit and other	3	2

	96	97

4 Property, Plant and Equipment

	June 30, 2004	December 31, 2003
	(Unaudited)

Land	81	46
Buildings	94	101
Machinery, equipment and installations	936	975
Forests	202	184
Other	114	124
Construction in process	66	75

	1,493	1,505
Accumulated depreciation and depletion	(320)	(303)

	1,173	1,202

5 Income Taxes

Due to our enrollment in the Program of Tax Recovery (REFIS) we may elect annually for each year from 2001 to 2005 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pre-tax income. For 2001 up to 2004 we elected to calculate and pay our income taxes based on the provisions of REFIS.

	June 30,	December 31,
	2004	2003
	(Unaudited)
Deferred tax
Tax loss carryforwards	24	15
Tax effects on impairment of investee (Note 2(c))	46	46
Other	4	4
Cross currency and interest swap contracts	(11)	(16)
Accelerated depreciation and other US GAAP adjustments	(31)	(23)

Net deferred tax asset	32	26

6 Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings. Historically, we have not incurred significant losses in connection with such recourse provisions.

7 Long-term Debt

	Interest rate at	June 30,	December 31,
	June 30, 2004 -%	2004	2003
		(Unaudited)

In U.S. dollars
Syndicated bank loan	LIBOR + 2.00	174	269
ABN AMRO bank Loan	4.25	97	106
Export credits (pre-payment)	LIBOR + 1.97	343	264
Export credits (ACCs)	3.22	102	160

Total third parties		716	799

Related parties
In U.S. dollars
VOTO II loan	5.75	125	125
VOTO III loan	7.875	44	-

		169	125

In reais
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)
TJLP	TJLP + 3.0	122	140
UMBNDES	9.604	30	34

Total related parties		152	174

Total long-term debt		1,037	1,098

Less: current portion		(349)	(431)

Long-term portion		688	667

Note:

LIBOR = London Interbank Offered Rate. June 30, 2004, the LIBOR rate was 1.29 % per annum.

TJLP = "Taxa de Juros a Longo Prazo", a long-term interest rate fixed quarterly by the Brazilian Central Bank. June 30, 2004, the TJLPrate was 9.75 %per annum.

UMBNDES: Weighted-average exchange rate variation on basket of currencies, predominantly U.S. dollars, held by BNDES.

(a) Syndicated bank loan

In October 2001, our wholly owned subsidiary VEP, through its wholly owned subsidiary Newark, received a bridge financing of US$ 370 to finance the acquisition of our interest in Aracruz.

On May 23, 2002, VCP Trading N.V. and VCP North America Inc., two wholly owned subsidiaries of Newark, entered into a US$ 380 credit agreement with ABN AMRO Bank N.V. All of the proceeds from the credit agreement were advanced to Newark (US$ 304 by VCP Trading and US$ 76 by VCP North America) as a prepayment trade financing between Newark, VCP Trading and VCP North America. Newark used the proceeds from these advances to pay in full the bridge financing and to make certain payments in connection with the credit agreement. The obligations of VCP Trading and VCP North America under the credit agreement are guaranteed directly or indirectly by Newark, VEP and us. The loans under the credit agreement are secured by liens on certain collateral, including receivables arising under agreements entered into Newark, VCP Trading and VCP North America with its respective customers for the sale of certain products. Beginning in June 2003, we started paying monthly interest of US$ 16.

(b) ABN AMRO bank loan

Pursuant to a right granted in the Eurobond indenture issued by VOTO I in June 1997, our 50% affiliated company St. Helen Holding II B.V., located in Curaçao, exerted its call option and purchased the US$ 400 bond. Funds used for the acquisition of these bonds were raised through a syndicated bank loan, maturing in 2005. Subsequently, St Helen II transferred US$ 200 to our indirectly controlled subsidiary St Helen III. As described below, we fully paid the principal of this loan of US$ 125 during 2003. In addition, we entered into a credit agreement with ABN AMRO for US$ 38 of which US$ 10 was repaid during 2003.

(c) VOTO II loan

On July 28, 2003 together with VPAR, we jointly formed VOTO II, a 50% affiliated company based in the Cayman Islands, for the sole purpose of raising funds. VOTO II issued US$ 250 5.75% Bonds due 2005 in the international market, under Regulation S and on-lent US$ 125 to each of St. Helen III and to St. Helen II. Together with VPAR and Cimento Rio Branco S.A., a company also under common control of our shareholder VPAR we are the guarantors for this operation.

The funds onlent to St. Helen III were utilized to redeem part of the US$ 203 debt that was contracted on June 27, 2002 with ABN AMRO Bank N.V., with the intent of buying back US$ 200 of the VOTO I Bonds. The interest rate on the balance of US$ 78 was renegotiated to 4.25% per annum, down from the original rate of 6.87% per annum, and the maturity extended to September 17, 2004, with a possible one year extension.

(d)   VOTO III loan

On January 16, 2004 the VPAR formed VOTO III, a company based in the Cayman Islands, for the sole purpose of raising funds. VOTO III issued US$ 300 7.875% Bonds due 2014 in the international market. We received 15% of total amount issued or US$ 45. We are the guarantors for this operation. The liability of VCP will be limited to 15% of the entire operation.

(e) Other guarantees

The BNDES loans are secured by property, plant and equipment and a lien on certain land and personal guarantees of an owner of Hejoassu, our ultimate parent company.

(f) Long-term debt maturities

At June 30, 2004, long-term debt maturities are as follows:

2005	279
2006	187
2007	30
2008	55
2009	137

688

On April 2004, the company has enacted a financing contract with a pool of banks in the aggregate amount of US$ 350,000 at the cost of Libor plus 2%, with terms averaging 5.85 years. The funds have been released in three tranches, being the first in the amount of US$ 102,000 and made available to the company in 05/11/04, the second one in the amount of US$123,000 and released in 07/07/04 and the third one in the amount of US$125,000 to become available by the end of July 2004. The first amount of US$ 102,000 will be used to provide export financing and the remainder US$ 248,000 is to be used to elongate the profile and to attenuate the average cost of present debt. The said financing is guaranteed by export contracts.

8 Related Parties

Balances and transactions with related parties are as follows:

	Nature and usiness purpose of transactions	June 30, 2004	December 31, 2003
		(Unaudited)

Cash, cash equivalents and held-to- maturity investments	Surplus cash funds invested with Group
Votorantim Group company	financial institutions
Banco Votorantim S.A.		361	361
Draft II Participações S.A.		1	8

Unrealized gains from cross	Arising from swap contract
currency interest rate swaps	transactions in which the
Votorantim Group company	Group financial institution
Banco Votorantim S.A.	acts as counter-party	63	52

Long-term loans from related parties	Loans from related parties
Votorantim Group company
VOTO II		125	125
VOTO III		44
BNDES (shareholder)		152	174

9 Financial Instruments and Derivatives

The fair values of our foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At June 30, 2004 and December 31, 2003 the notional amounts of our outstanding foreign currency and interest rate swap contracts were US$ 259 and US$ 259, respectively, and their fair values were US$ 69 and US$ 51, respectively.

The carrying amounts and fair values of our financial instruments were as follows:

	June 30, 2004		December 31, 2003
	(Unaudited)
	Carrying	Fair	Carrying	Fair
	Amount	value	amount	value

Cash and cash equivalents	259	259	290	290
Held-to-maturity investments
Debentures	1	1	8	8
Global Bonds	108	108	113	83
Brazilian Government Bonds	187	273	182	217
Unrealized gains from foreign
currency and interest rate swaps	63	63	51	51
Short-term debt	(44)	(44)	(48)	(48)
Long-term debt	(1,037)	(1,036)	(1,098)	(1,114)

10 Segment Information

	Three-month period ended June 30 (Unaudited)
	2004		2003

	Pulp	Paper	Pulp	Paper

Revenues from external customers	97	151	62	134
Intersegment revenues	52		53	-
Segment profit	55	32	37	32

	Six-month period ended June 30 (Unaudited)
	2004		2003

	Pulp	Paper	Pulp	Paper

Revenues from external customers	198	297	120	256
Intersegment revenues	97		101	-
Segment profit	98	73	75	56

At June 30, 2004 pulp segment assets had increased by US$ 39 from amounts reported at December 31, 2003. In the six month period ended June 30, 2004, the acquisitions of property, plant and equipment were US$ 53 pulp and US$ 5 paper.

A reconciliation of combined operating profit from our Pulp and Paper segments to U.S. GAAP consolidated income before taxes on income and equity in affiliates is as follows:

	Three-month period		Six-month period
	ended June 30		ended June 30
	(Unaudited)		(Unaudited)

	2004	2003	2004	2003

Total operating profit for reportable
segments	87	69	171	131
Financial income	8	15	20	30
Financial expenses	(19)	(17)	(35)	(33)
Foreign exchange gains (losses), net	2	(3)	5	(7)

Income before taxes on income and
equity in affiliates	78	64	161	121

11 Comprehensive Income (Loss)

Total comprehensive income (loss) is comprised of:

	Three-month period		Six-month period
	ended June 30		ended June 30
	(Unaudited)		(Unaudited)

	2004	2003	2004	2003

Net income	85	58	165	117
Translation adjustments	(83)	164	(91)	210

Comprehensive income (loss)	2	222	74	327

Translation adjustments resulted from the changes in exchange rates between the real and the
U.S. dollar.

12 Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other non-current assets - other in our balance sheet) which will only be released to income upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

	June 30, 2004		December 31, 2003
		(Unaudited)

Type of proceeding	Deposits	Provisions	Deposits	Provisions

Tax-related	18	56	17	44
Civil-related	-	3	-	9
Labor-related	3	6	3	3

	21	65	20	56

We have long-term "Take-or-Pay" contracts with suppliers of chemical products for periods from 1 to 13 years. The contractual obligations in connection with such contracts are approximately US$ 48 per year.

We provide guarantees to banks, not in excess of 180 days, which finance sales to certain of our selected customers. We recognize revenue on these sales at the time our products are delivered which is the time we transfer title to our customers. Under these "vendor programs" we are the secondary obligor to the bank and monitor the amount due from the customer to the bank. We periodically review the adequacy of our allowance for estimated losses and adjust our allowance accordingly. At June 30, 2004, customer guarantees provided by us totaled US$ 44, including interest (US$ 51 at December 31, 2003). Our guarantees are usually secured by the personal guarantee of the customer's owner.

* * *